Exhibit 99.1

Not for distribution in or into the United States.

WPP Group plc

For Immediate Release

13 March 2002

                     WPP Group plc - Convertible Bond Issue

WPP Group plc ("WPP") one of the leading communications services companies in the world, announced today that it has launched an offering of (pound)400 million of Senior Unsecured Convertible Bonds due 2007 (the "Bonds"), convertible into fully paid ordinary shares of WPP.

The Bonds will be priced at 100 per cent of the principal amount and will bear a cash coupon of 2.00 per cent per annum. The initial conversion price is expected to be set at a premium of between 40 per cent and 45 per cent to the price of WPP's ordinary shares at the time of pricing. The yield to maturity is expected to be between 3.00 per cent and 3.50 per cent. The final terms of the Bonds are expected to be announced on 13 March 2002. Settlement of the issue is expected to take place on or before 11 April 2002. Merrill Lynch International is acting as sole financial adviser to WPP on this transaction and Joint Bookrunner with Schroder Salomon Smith Barney.

In addition, WPP has granted the managers of the offering an over allotment option of up to (pound)50m of Bonds.

The net proceeds of the issue, after expenses, will be used primarily to refinance existing bank facilities incurred for the acquisition of Tempus Group PLC and also for general corporate purposes.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Bonds will be offered outside the United States in compliance with Regulation S.


For further information please contact:

Feona McEwan at WPP

Tel: 44 20 7408 2204


STABILISATION/FSA

This press release has been issued by WPP Group plc and has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Merrill Lynch International. Merrill Lynch International are acting for WPP Group plc and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933 as amended) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.